Exhibit (a)(1)(C)

Offer To Purchase For Cash

All Outstanding Shares of Common Stock

of

THERAPEUTICSMD, INC.

at

$10.00 NET PER SHARE

Pursuant to the Offer to Purchase dated June 6, 2022

by

ATHENE MERGER SUB, INC.

a wholly owned subsidiary of

ATHENE PARENT, INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M. NEW YORK CITY TIME, ON JULY 5, 2022 (THE “OFFER EXPIRATION TIME”), UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

June 6, 2022

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by Athene Merger Sub, Inc., a Nevada corporation (“Purchaser”) and a wholly owned subsidiary of Athene Parent, Inc., a Nevada corporation (“Parent”), which is an affiliate of EW Healthcare Partners, to act as Information Agent in connection with Purchaser’s offer to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of TherapeuticsMD, Inc., a Nevada corporation (“TXMD”), at a purchase price of $10.00 per Share, net to the seller in cash without interest and subject to any required withholding taxes (such amount, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 6, 2022 (together with any amendments or supplements thereto, the “Offer to Purchase”), and the related letter of transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”) enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

THE BOARD OF DIRECTORS OF TXMD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER ALL THEIR SHARES IN THE OFFER.

The Offer is subject to the satisfaction of conditions specified in the Agreement and Plan of Merger dated as of May 27, 2022, among Parent, Purchaser and TXMD (together with any amendments or supplements thereto, the “Merger Agreement”), including, that there shall have been validly tendered in the Offer and not validly withdrawn prior to the Offer Expiration Time that number of Shares that, together with any Shares beneficially owned by Purchaser or its “owned affiliates” (as defined in Section 92A.133(4)(a)) of the Nevada Revised Statutes (the “NRS”), will, immediately after giving effect to the acceptance for payment of Shares in the Offer, equal a majority of the voting power of the then issued and outstanding Shares (the “Minimum Tender

Condition”) and the other conditions described in the Offer to Purchase. See Section 15—“Certain Conditions of the Offer” of the Offer to Purchase. The Offer is not subject to a financing condition.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	The Offer to Purchase;

2.

The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients, which includes an IRS Form W-9 relating to backup federal income tax withholding;

3.

A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer;

4.

TXMD’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) will be filed with the U.S. Securities and Exchange Commission (the “SEC”) in due course, which will be mailed to you as promptly as practicable thereafter; and

5.	A return envelope addressed to the Depositary and Paying Agent for your use only.

Your prompt action is requested. We urge you to contact your clients as promptly as possible. Please note that the Offer will expire at one minute after 11:59 P.M., New York City time, on July 5, 2022, unless the Offer is extended or terminated in accordance with the terms of the Merger Agreement. Previously tendered Shares may be withdrawn at any time until the Offer has expired; and, if not previously accepted for payment at any time, after August 5, 2022, pursuant to SEC (as defined in the Offer to Purchase) regulations.

The Offer is being made pursuant to the Merger Agreement. The Merger Agreement provides, among other things, that following consummation of the Offer and provided that no governmental authority of competent jurisdiction shall have announced, enacted, issued, promulgated, entered, enforced or deemed applicable to the Merger (as defined below) any applicable law, or issued or granted any order (whether temporary, preliminary or permanent), that is in effect and that has the effect of making the consummation of the Merger illegal or which has the effect of prohibiting, enjoining, preventing or restraining the consummation of the Merger. Purchaser will merge with and into TXMD (the “Merger” and together with the Offer and the other transactions contemplated by the Merger Agreement, collectively, the “Transactions”), without approval of TXMD’s stockholders, pursuant to Section 92A.133 of the NRS, with TXMD surviving as the surviving corporation in the Merger. As a result of the Merger, the Shares will cease to be publicly traded.

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share (other than (i) Shares held in the treasury of TXMD, (ii) Shares owned by a wholly owned subsidiary of TXMD, and (iii) Shares owned by Parent or its subsidiaries, including Merger Sub) that is outstanding immediately prior to the Effective Time will be cancelled and automatically converted into the right to receive an amount in cash equal to the Offer Price, without interest and subject to any required withholding taxes (the “Per Share Price”) and each Share shall thereafter represent only the right to receive the Per Share Price with respect thereto in accordance with the terms of the Merger Agreement.

On May 27, 2022, the board of directors of TXMD unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, were fair to and in the best interests of TXMD and its stockholders, (ii) adopted and approved and declared advisable the Merger Agreement and the transactions contemplated thereby, and (iii) recommended, by resolution, that the stockholders of TXMD accept the Offer and tender their Shares pursuant to the Offer.

For Shares to be properly tendered pursuant to the Offer, the share certificates or confirmation of receipt of such Shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required medallion signature guarantees, or an “Agent’s Message” (as defined in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase) in the case of book-entry transfer, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary and Paying Agent.

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or other person (other than the Depositary and Paying Agent and the Information Agent as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies and other nominees for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, after giving effect to the Transactions, except as otherwise provided in the Letter of Transmittal.

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the undersigned at the addresses and telephone numbers set forth on the back cover of the Offer to Purchase.

Very truly yours,

D.F. King & Co., Inc.

Nothing contained herein or in the enclosed documents shall render you the agent of Purchaser, the Information Agent or the Depositary and Paying Agent or any affiliate of any of them or authorize you or any other person to use any document or make any statement or representation on behalf of any of them in connection with the Offer not contained in the Offer to Purchase or the Letter of Transmittal.